

May 30, 2014

Via E-mail
Richard Pak
Chief Executive Officer
Deal a Day Group Corp.
5150 E. Pacific Coast Highway, Suite 200
Long Beach, CA 90804

> **Re: Deal a Day Group Corp.**
> **Amendment No. 2 to Form 10-12G**
> **Filed May 16, 2014**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed May 13, 2014**
> **Amendment No. 2 to Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed February 21, 2013**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2014**
> **Filed May 20, 2014**
> **File No. 000-52323**

Dear Mr. Pak:

We have reviewed your filings and amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-12G filed May 16, 2014

Management's Discussion and Analysis or Plan of Operation, page 15

Management's Discussion and Analysis of Financial Condition . . ., page 16

1. We reissue comment 19 from our letter dated July 13, 2012 for which you deferred in your response letter dated March 12, 2014. Please include a discussion of the underlying drivers affecting your operations.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 24

Transactions with Related Persons, page 24

2. We reissue comment 36 from our letter dated July 13, 2012 for which you deferred in your response letter dated March 12, 2014. Please revise your disclosure of the Settlement Agreement and General Mutual Release with Alma Bailante Real Estate Inc. in accordance with Item 404(a)(5) of Regulation S-K. Disclosure of the $945,962 promissory note issued to the creditor must include the amount of principal outstanding and the amounts of interest and principal paid during the period.

Item 10. Recent Sales of Unregistered Securities, page 27

3. Throughout this section, where you sold shares, issued shares as part of a debt conversion and release, or likewise conveyed shares in exchange for consideration, please provide the price at which you issued the securities or the aggregate amount of the consideration, e.g., the debt released. See Item 701(c) of Regulation S-K.

    - September 29, 2009: 407,521 post-split restricted shares for debt release

    - February 3, 2011: 32,511 post-split restricted shares for contractor services

    - June 15, 2011: 390 common shares of OlFactor Laboratories, Inc. for debt release

    - November 4, 2011: 1,500,000 restricted shares for acquisition of Rich Media Corp.

    - February 26, 2013: 75,000 restricted shares for settlement

4. We reissue, in part, comment 5 of our letter dated April 3, 2014. Amendment No. 1 to your Form 10 disclosed three transactions on October 31, 2010 related to the conversion of notes payable to common shares but they were not reported together in the appropriate sections. We note your revisions to Note 5 to include all three transactions. Please update this section to include disclosure of the third transaction, converting $875,888 of notes payable to 14,493,441 common shares.

5. We reissue, in part, comment 9 of our letter dated April 3, 2014. Please disclose the post-split price per share for the Conversion and Release Agreements entered into with Mr. Albanna and OCC on October 31, 2010.

6. We reissue, in part, comment 10 of our letter dated April 3, 2014 and comment 43 of our letter dated July 13, 2012 in entirety. Please quantify the amount of debt released in exchange for these shares.

7. We reissue comment 48 from our letter dated July 13, 2012 for which you deferred in your response letter dated March 12, 2014. On several pages throughout your registration statement, you mention that, pursuant to your November 4, 2011 Asset Acquisition Agreement, you issued 1,500,000 restricted shares of your common stock to Rich Media Corp. However, in the Notes to Consolidated Financial Statements, both audited and unaudited, you disclose that you issued restricted stock purchase rights for 1,500,000 shares at $0.10 per share to Rich Media. Please revise or advise on this discrepancy.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 5

8. We note your disclosure that on November 4, 2011 you acquired certain assets in exchange for $250,000 and one million five hundred thousand restricted shares of common stock. Considering that you show no assets on your balance sheet, please tell us in more detail what assets were acquired and how you accounted for this acquisition.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 13

Going Concern, page 14

9. We reissue comment 22 from our letter dated July 13, 2012 for which you deferred in your response letter dated March 12, 2014. We note from your Risk Factors that your auditors issued a going concern opinion and you believe $250,000 would allow you to implement your business plan and remove this determination going forward. Please discuss the basis for this amount and management's plans to overcome the uncertainty of your ability to continue as a going concern. Your disclosure should include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing, if any. If no sources of cash inflow are viable, please indicate how you anticipate becoming a going concern. Such disclosure should provide enough detail that your readers gain insight into management's analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Note any registrant that has identified a material liquidity deficiency must disclose the course of action to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K. Please also revise the Going Concern section, page F-7, in Notes to Consolidated Financial Statements, page F-6, to include this discussion.

Item 8. Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm

10. Please amend your Form 10-K to include a report from your independent registered public accounting firm providing its opinion on your financial statements, including the cumulative period from inception through the latest balance sheet date.

Notes to Consolidated Financial Statements, page F-6

Note 6. Capital Stock, page F-9

11. We note your additions of some information related to your outstanding stock options in response to comment 16 from our letter dated April 3, 2014. Please include all of the required disclosures related to stock based compensation. Refer to ASC 718-10-50.

Form 10-Q/A for the quarter ended June 30, 2012 filed February 21, 2013

12. Please file the Item 4.02 8-K as agreed in response to comment 17 from our letter dated April 3, 2014 as soon as practicable.

Form 10-Q for the quarter ended March 31, 2014

Item 4. Controls and Procedures, page 15

Evaluation of Disclosure Controls and Procedures, page 15

13. Please revise your filing to provide the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of March 31, 2014. Your current disclosure is as of September 30, 2013.

You may contact Lisa Sellars, Staff Accountant, at 202.551.3348 or Jim Allegretto, Senior Assistant Chief Accountant, at 202.551.3849 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Thomas E. Puzzo